United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Vedanta Limited

(Name of Issuer)

Equity shares, par value Re. 1 per equity share

(Title of Class of Securities)

92242Y100

(CUSIP Number)

Vedanta Resources Limited

Attention: Mr. Deepak Kumar

30 Berkeley Street, 4th Floor,

London, W1J 6EX

United Kingdom

+44 20 7499 5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92242Y100	13D	Page 1 of 18 Pages

1	NAMES OF REPORTING PERSONS Vedanta Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,863,458,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,863,458,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,863,458,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS Vedanta Resources Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,863,458,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,863,458,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,863,458,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS Twin Star Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,379,377,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,379,377,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,377,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS Volcan Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,863,458,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,863,458,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,863,458,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS Anil Agarwal Discretionary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,863,458,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,863,458,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,863,458,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.1%
14	TYPE OF REPORTING PERSON OO (private trust)

CUSIP No. 92242Y100	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS Conclave PTC Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,863,458,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,863,458,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,863,458,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS Anil Agarwal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,863,458,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,863,458,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,863,458,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92242Y100	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS Vedanta Resources Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 484,080,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 484,080,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,080,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS Vedanta Resources Cyprus Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 484,080,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 484,080,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,080,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSONS Welter Trading Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,241,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,241,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,241,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSONS Richter Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 445,839,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 445,839,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,839,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 12 of 18 Pages

1	NAMES OF REPORTING PERSONS Westglobe Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,343,139
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,343,139

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,343,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 13 of 18 Pages

1	NAMES OF REPORTING PERSONS Finsider International Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 401,496,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 401,496,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,496,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 14 of 18 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on September 3, 2014 (as amended to date, the “Statement”), relating to the equity shares, par value Re. 1 per equity share (the “Equity Shares”) of Vedanta Limited (formerly known as Sesa Sterlite Limited), a corporation incorporated under the laws of the Republic of India (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by the following.

In connection with the proposed purchase of all of the publicly-held Equity Shares (as further described in Item 4 below), the Reporting Persons intend to enter into a credit facility with a financial institution in order to finance all or a portion of such purchases.

ITEM 4.	Purpose of Transaction

Item 4 is amended and supplemented by the following.

The Reporting Persons intend to proceed with their plan to acquire all of the publicly-held Equity Shares, as part of a larger process of corporate simplification. Vedanta Resources Ltd. sent a letter to the Issuer on May 12, 2020 summarizing the plan to voluntary delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, which are the recognized stock exchanges where the Equity Shares are presently listed and, if such delisting is successful, to also delist the Issuer’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Issuer from the Securities and Exchange Commission (“SEC”), in accordance with the requirements of the NYSE and the SEC.

The voluntary delisting is regulated by the Securities and Exchange Board of India (“SEBI”) and will be carried out in accordance and compliance with the SEBI requirements, rules and regulations, including, without limitation, Regulation 29 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, and the SEBI (Delisting of Equity Shares) Regulations, 2009.

The information contained in the press releases filed by the Issuer on Form 6-K on May 12, 2020 and May 14, 2020 is incorporated herein by reference, and such press releases are filed as Exhibit 99.1 and Exhibit 99.2 hereto, respectively.

General

The Reporting Persons have acquired the Equity Shares for investment purposes and review their investment in the Issuer on a continuing basis. Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Equity Shares and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 92242Y100	13D	Page 15 of 18 Pages

The Reporting Persons, including Mr. Anil Agarwal in his capacity as Non-executive Chairman of the Issuer, may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.

ITEM 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1	Press release filed by the Issuer on Form 6-K dated May 12, 2020

Exhibit 99.2	Press release filed by the Issuer on Form 6-K dated May 14, 2020

CUSIP No. 92242Y100	13D	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 24, 2020

VEDANTA RESOURCES LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Company Secretary

VEDANTA RESOURCES HOLDINGS LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

TWIN STAR HOLDINGS LIMITED

By:	/s/ Gyaneshwarnath Gowrea
Name:	Gyaneshwarnath Gowrea
Title:	Director

VOLCAN INVESTMENTS LIMITED

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director

ANIL AGARWAL DISCRETIONARY TRUST

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director of Trustee

CUSIP No. 92242Y100	13D	Page 17 of 18 Pages

CONCLAVE PTC LIMITED

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director

FINSIDER INTERNATIONAL COMPANY LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

WESTGLOBE LIMITED

By:	/s/ Gyaneshwarnath Gowrea
Name:	Gyaneshwarnath Gowrea
Title:	Director

WELTER TRADING LIMITED

By:	/s/ Alexis Tsielepis
Name:	Alexis Tsielepis
Title:	Director

RICHTER HOLDING LIMITED

By:	/s/ Sanjay Pandit
Name:	Sanjay Pandit
Title:	Director

VEDANTA RESOURCES CYPRUS LIMITED

By:	/s/ Sanjay Pandit
Name:	Sanjay Pandit
Title:	Director

CUSIP No. 92242Y100	13D	Page 18 of 18 Pages

VEDANTA RESOURCES FINANCE LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

ANIL AGARWAL

By:	/s/ Anil Agarwal